FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 4, 2014

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC
5th Floor
25 Gresham Street
London EC2V 7HN
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-189150 AND NO. 333-189150-01) OF LLOYDS BANKING GROUP PLC AND LLOYDS BANK PLC AND THE PROSPECTUSES INCORPORATED THEREIN.

Lloyds Banking Group plc and Lloyds Bank have executed the agreement as of September 2, 2014 attached hereto as Exhibit 1.1, hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement dated September 2, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Date:	September 4, 2014	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Funding

LLOYDS BANK PLC (Registrant)

Date:	September 4, 2014	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Funding